Ch.9
1/4/12

SECUR  SSION

10033204

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 41790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2010 (MM/DD/YY) AND ENDING 10/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBF Securities (USA) Corp.

OFFICIAL USE ONLY
25541
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Exchange Tower, 130 King Street West, Suite 3200
(No. and Street)

Toronto (City) Province of Ontario, Canada (State) M5X 1J9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr Paul Morris (212) 632-8877
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1 Place Ville Marie, Suite 3000 (Address) Montreal (City) Province of Quebec, Canada (State) H3B 4T9 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ch.9
1/4/12

OATH OR AFFIRMATION

I, Paul Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBF Securities (USA) Corp., as of October 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

MANANA MOSOIAN
Notary Public, State of New York
No. 01MO6189623
Qualified in Queens County
Commission Expires June 30, 2012

12/22/2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

NBF SECURITIES (USA) CORP.

Table of Contents

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
NBF Securities (USA) Corp.

We have audited the accompanying statement of financial condition of NBF Securities (USA) Corp. (the "Company") as of October 31, 2011 and the related statements of earnings, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of NBF Securities (USA) Corp., are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the *Securities Exchange Act of 1934*:

- Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the *Securities Exchange Act of 1934;*
- Computation for Determination of Reserve Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the *Securities Exchange Act of 1934;*
- Information relating to Possession or Control Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the *Securities Exchange Act of 1934.*

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



December 22, 2011

[1] Chartered accountant auditor permit No. 8845

NBF SECURITIES (USA) CORP.

Statement of Financial Condition

As of October 31, 2011
(In U.S. Dollars)

	$
Assets	
Cash	**917,570**
Cash deposit with a clearing organization	**100,000**
Receivable from broker-dealers and clearing organizations (Note 4)	**210,165**
Receivable from customers (Note 4)	**8,158,946**
Receivable from a related party (Note 5)	**15,528,016**
Income taxes receivable (Note 6)	**196,265**
Securities owned	**16,999,775**
Deferred income taxes (Note 6)	**90,127**
Prepaid expenses and other assets	**141,173**
	42,342,037
Liabilities	
Payable to broker-dealers (Notes 4 and 5)	**8,158,946**
Payable to related parties (Note 5)	**3,479,470**
Accrued expenses and other liabilities	**2,465,367**
	14,103,783
Stockholders' Equity	
Class A preferred shares (Note 7)	**634**
Class B preferred shares (Note 7)	**12,405,823**
Common capital stock (Note 7)	**160,464**
Additional paid-in capital	**9,682,366**
Retained earnings	**5,988,967**
	28,238,254
	42,342,037

See accompanying notes to financial statements

NBF SECURITIES (USA) CORP.

Statement of Earnings

Year Ended October 31, 2011
(In U.S. Dollars)

	$
Revenues	
Commissions	9,978,675
Foreign exchange gain	1,104,863
Interest	14,597
Gain on sale of securities owned	805
	11,098,940
Expenses	
Administrative and selling (Note 5)	7,347,928
Employee compensation and benefits	1,448,661
Interest	4,117
	8,800,706
Earnings before income taxes	2,298,234
Income taxes provision (recovery) (Note 6)	
Current	458,945
Deferred	(4,880)
	454,065
Net earnings	1,844,169

See accompanying notes to financial statements

NBF SECURITIES (USA) CORP.

Statement of Changes in Stockholders' Equity

Year Ended October 31, 2011

(In U.S. Dollars Except for Number of Shares)

	Capital Stock								
	Preferred Stock				Common Stock				
	Class A Shares	Amount	Class B Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Stock-holders' Equity
		$		$		$	$	$	$
Balance, October 31, 2010	**10**	**634**	**1,000**	**12,405,823**	**25,010,000**	**160,464**	**9,682,366**	**4,144,798**	**26,394,085**
Net earnings	-	-	-	-	-	-	-	**1,844,169**	**1,844,169**
Balance, October 31, 2011	**10**	**634**	**1,000**	**12,405,823**	**25,010,000**	**160,464**	**9,682,366**	**5,988,967**	**28,238,254**

See accompanying notes to financial statements

NBF SECURITIES (USA) CORP.

Statement of Cash Flows

Year Ended October 31, 2011

(In U.S. Dollars)

	$
Operating Activities	
Net earnings	1,844,169
Item not affecting cash	
Deferred income taxes	(4,880)
	1,839,289
Changes in non-cash operating items:	
Receivable from broker-dealers and clearing organizations	818,457
Receivable from customers	(7,942,923)
Receivable from a related party	5,034,160
Income taxes receivable	121,118
Securities owned	(5,995,086)
Prepaid expenses and other assets	8,874
Payable to broker-dealers	7,700,397
Payable to related parties	(1,971,593)
Accrued expenses and other liabilities	1,291,984
Cash provided by operating activities	904,677
Increase in cash	904,677
Cash, beginning of year	12,893
Cash, end of year	917,570
Cash flows related to operating activities include:	
Income taxes paid	337,827
Interest paid	4,117

See accompanying notes to financial statements

1. Description of the Business

NBF Securities (USA) Corp. (the "Company") was incorporated under the *Companies Act* (Nova Scotia) on October 8, 2002, and began its business activities on January 2, 2003. The Company, a subsidiary of National Bank of Canada Financial Inc. ("NBCFI"), is a registered broker-dealer under the *Securities Exchange Act of 1934* and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is engaged in agency transactions with institutional clients and brokers. The Company is ultimately wholly-owned by National Bank of Canada ("ultimate parent company").

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer securities transactions are reported on a settlement date basis with related revenue and expenses recorded on a trade date basis.

Proprietary securities transactions in regular-way trades are recorded on a trade date basis with related profit and loss recorded on a trade date basis.

Securities owned are recorded at fair value, in accordance with FASB ASC 820, *Fair Value Measurement and Disclosures*.

Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments, approximates the carrying amounts presented in the financial statements, except for the preferred capital stock, which is described in Note 7.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes* (which incorporates former SFAS No. 109 and FIN No. 48), which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the financial statements, prescribing a "more-likely-than-not" threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

2. Significant Accounting Policies (continued)

Revenue Recognition

Commissions are recorded on a trade date basis as securities transactions occur.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates. Revenue and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction dates.

3. Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the use of observable inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the use of observable inputs to valuation techniques employed to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

(In U.S. Dollars)

3. Fair Value Measurement (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of October 31, 2011:

	Fair Value Measurements Using			
	Level 1	**Level 2**	**Level 3**	**Total**
	$	**$**	**$**	**$**
Assets				
Securities owned				
U.S. Treasury bills	**16,999,775**	**-**	**-**	**16,999,775**

U.S. Treasury bills are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury bills are generally categorized in Level I of the fair value hierarchy.

4. Receivable From and Payable to Broker-Dealers, Clearing Organizations and Customers

The Company monitors the credit standing of each of the customers and counterparts with which it conducts business. Client trades are settled in cash against delivery or receipt of securities.

Institutional client security transactions with the Company are cleared by National Bank Financial Inc. ("NBFI"), a company ultimately under common control. In the normal course of business, NBFI has guaranteed the performance by the Company of its settlement obligations to its customers and counterparties resulting from the Company's trades in securities and other financial instruments.

Amounts receivable from and payable to broker-dealers and clearing organizations as of October 31, 2011, consist of the following:

	Receivable	**Payable**
	$	**$**
Securities failed-to-receive	**-**	**8,158,946**
Receivable from clearing organizations	**210,165**	**-**
	210,165	**8,158,946**

5. Related Party Transactions

The Company's related party transactions for the year are as follows:

(a) The Company participates in a service agreement with NBFI. During the year, the Company incurred administrative and selling expenses of $4,257,364 under this agreement.

(b) The Company participates in a service agreement with NBCFI. During the year, NBCFI charged the Company administrative and selling expenses of $3,384,495. In turn, the Company charged back administrative and selling expenses of $1,658,195 to NBCFI.

These transactions are conducted in the normal course of business and are measured at the exchange value, which is the amount established and agreed to by the related parties.

The amounts receivable from and payable to related parties are unsecured, non-interest bearing, have no fixed terms of payment and are as follows as of October 31, 2011:

	$
Ultimate parent company	
Payable to related parties	**289,535**
NBFI	
Receivable from a related party	**15,528,016**
Payable to broker-dealers	**8,001,426**
NBCFI	
Payable to related parties	**3,189,935**

(In U.S. Dollars)

6. Income Taxes

Deferred income taxes are recognized for the tax consequences, in future years, of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when it is necessary to reduce deferred tax assets to the amount expected to be realized.

As of October 31, 2011, the Company has recorded $90,127 of net deferred tax assets. The major deferred income tax asset and liability items are as follows:

	$
Deferred income tax assets	
Accrued compensation	**116,142**
Other	**(1,557)**
	114,585
Deferred income tax liabilities	
Commission revenue	**(24,458)**
Net deferred income tax asset	**90,127**

No valuation allowance is required as of October 31, 2011, as management believes it is more likely than not that the deferred income tax asset is realizable.

The Company implemented ASC 740, *Income Taxes* (which incorporates former FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an Interpretation of FASB Statement No. 109) ("FIN 48"). FIN 48 provides specific guidance on the recognition, de-recognition, measurement and disclosure of income tax positions in financial statements, including the accrual of related interest and penalties. Under FIN 48, income tax benefits are recognized and measured based on a two-step model: (i) a tax position must be more-likely-than-not of being sustained, where "more-likely-than-not" means a likelihood of more than 50%, and (ii) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit ("UTB").

As of October 31, 2011, the balance of the Company's UTBs was nil, which is unchanged from October 31, 2010. It is difficult to project how UTBs will change over the next year.

The Company is subject to income taxes in Canada at the federal level and in certain provincial jurisdictions. As of October 31, 2011, the Company had income taxes receivable of $196,265 from the federal and certain provincial tax authorities.

(In U.S. Dollars)

7. Capital Stock

Authorized capital stock:
100,000,000 0.5 of 1% per month non-cumulative, non-voting and non-participating, Class A preferred shares having a par value of CDN$100 per share, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class A shares, plus the dividends declared and unpaid

100,000,000 0.6 of 1% per month non-cumulative, non-voting and non-participating, Class B preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class B shares, plus the dividends declared and unpaid

100,000,000 0.7 of 1% per month non-cumulative, non-voting and non-participating, Class C preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class C shares, plus the dividends declared and unpaid

100,000,000 0.55 of 1% per month cumulative, non-voting and non-participating, Class D preferred shares having a par value of CDN$100 per share, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class D shares, plus the dividends declared and unpaid

100,000,000 0.57 of 1% per month cumulative, non-voting and non-participating, Class E preferred shares without nominal or par value, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class E shares, plus the dividends declared and unpaid

100,000,000 common shares without nominal or par value

	$
Issued and outstanding	
Preferred capital stock	
10 Class A preferred shares	634
1,000 Class B preferred shares	12,405,823
	12,406,457
Common capital stock	
25,010,000 common shares	160,464
	12,566,921

The 10 Class A preferred shares issued and outstanding are retractable at a value of US$15,315,791 (CDN$15,265,249). The 1,000 Class B preferred shares issued and outstanding are retractable at a value of US$19,510,512 (CDN$19,446,127).

(In U.S. Dollars)

8. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934,* which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as the FINRA, including censures, fines, suspension, or expulsion. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined, equal to $250,000.

As of October 31, 2011, the Company had net capital, as defined, of $12,242,562, which was $11,992,562 in excess of its minimum net capital of $250,000.

9. Subsequent Events

In preparing the accompanying financial statements, management has reviewed events that have occurred after October 31, 2011, through the date of issuance of these financial statements on December 22, 2011. During this period, the Company did not have any material events that are required to be disclosed in the financial statements.

NBF SECURITIES (USA) CORP.

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the *Securities Exchange Act of 1934*

As of October 31, 2011
(In U.S. Dollars)

	$
Total stockholders' equity	**28,238,254**
Deduction:	
Non-allowable assets:	
Receivable from a related party	**15,528,016**
Income taxes receivable	**196,265**
Deferred income taxes	**90,127**
Prepaid expenses and other assets	**141,173**
Total non-allowable assets	**15,955,581**
Net capital before haircuts on securities positions	**12,282,673**
Haircut on foreign currency balances and positions	**(40,111)**
Net capital	**12,242,562**
Computation of net capital requirement under the alternative method	
Minimum net capital required	**250,000**
Excess net capital	**11,992,562**

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited October 31, 2011 Part II FOCUS filing.

NBF SECURITIES (USA) CORP.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the *Securities Exchange Act of 1934*

As of October 31, 2011

As the Company does not carry any customer securities accounts, an exemption under Section (k)(2)(i) is claimed.

NBF SECURITIES (USA) CORP.

Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the *Securities Exchange Act of 1934*

As of October 31, 2011

The Company is exempt from the information requirements under paragraph (k)(2)(i) and (ii) of Rule 15c3-3.

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 (NONCLEARING BROKER AND DEALER)

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 (NONCLEARING BROKER AND DEALER)

NBF Securities (USA) Corp.

In planning and performing our audit of the financial statements of NBF Securities (USA) Corp. (the "Company") as of and for the year ended October 31, 2011 (on which we issued our report dated December 22, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of these to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934*, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



December 22, 2011

[1] Chartered accountant auditor permit No. 8845

NBF SECURITIES (USA) CORP.

(SEC I.D. No. 8-41790)

Statement of financial condition as of October 31, 2011 and independent auditors' report and supplemental report on internal control

Filed pursuant to Rule 17a-5(e)(3) under the *Securities Exchange Act of 1934* as a public document.

NBF SECURITIES (USA) CORP.
Table of Contents

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
NBF Securities (USA) Corp.

We have audited the accompanying statement of financial condition of NBF Securities (USA) Corp. (the "Company") as of October 31, 2011, that you are filing pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of NBF Securities (USA) Corp. at October 31, 2011, in conformity with accounting principles generally accepted in the United States of America.



December 22, 2011

[1] Chartered accountant auditor permit No. 8845

NBF SECURITIES (USA) CORP.

Statement of Financial Condition

As of October 31, 2011
(In U.S. Dollars)

	$
Assets	
Cash	**917,570**
Cash deposit with a clearing organization	**100,000**
Receivable from broker-dealers and clearing organizations (Note 4)	**210,165**
Receivable from customers (Note 4)	**8,158,946**
Receivable from a related party (Note 5)	**15,528,016**
Income taxes receivable (Note 6)	**196,265**
Securities owned	**16,999,775**
Deferred income taxes (Note 6)	**90,127**
Prepaid expenses and other assets	**141,173**
	42,342,037
Liabilities	
Payable to broker-dealers (Notes 4 and 5)	**8,158,946**
Payable to related parties (Note 5)	**3,479,470**
Accrued expenses and other liabilities	**2,465,367**
	14,103,783
Stockholders' Equity	
Class A preferred shares (Note 7)	**634**
Class B preferred shares (Note 7)	**12,405,823**
Common capital stock (Note 7)	**160,464**
Additional paid-in capital	**9,682,366**
Retained earnings	**5,988,967**
	28,238,254
	42,342,037

See accompanying notes to statement of financial condition

1. Description of the Business

NBF Securities (USA) Corp. (the "Company") was incorporated under the *Companies Act* (Nova Scotia) on October 8, 2002, and began its business activities on January 2, 2003. The Company, a subsidiary of National Bank of Canada Financial Inc. ("NBCFI"), is a registered broker-dealer under the *Securities Exchange Act of 1934* and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is engaged in agency transactions with institutional clients and brokers. The Company is ultimately wholly-owned by National Bank of Canada ("ultimate parent company").

2. Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Customer securities transactions are reported on a settlement date basis.

Proprietary securities transactions in regular-way trades are recorded on a trade date basis.

Securities owned are recorded at fair value, in accordance with FASB ASC 820, *Fair Value Measurement and Disclosures.*

Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments, approximates the carrying amounts presented in the statement of financial condition, except for the preferred capital stock, which is described in Note 7.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes* (which incorporates former SFAS No. 109 and FIN No. 48), which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the statement of financial condition, prescribing a "more-likely-than-not" threshold and measurement attribute for recognition in the statement of financial condition of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates.

3. Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the use of observable inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the use of observable inputs to valuation techniques employed to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of October 31, 2011:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Assets				
Securities owned				
U.S. Treasury bills	**16,999,775**	-	-	**16,999,775**

U.S. Treasury bills are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury bills are generally categorized in Level 1 of the fair value hierarchy.

(In U.S. Dollars)

4. Receivable From and Payable to Broker-Dealers, Clearing Organizations and Customers

The Company monitors the credit standing of each of the customers and counterparts with which it conducts business. Client trades are settled in cash against delivery or receipt of securities.

Institutional client security transactions with the Company are cleared by National Bank Financial Inc. ("NBFI"), a company ultimately under common control. In the normal course of business, NBFI has guaranteed the performance by the Company of its settlement obligations to its customers and counterparties resulting from the Company's trades in securities and other financial instruments.

Amounts receivable from and payable to broker-dealers and clearing organizations as of October 31, 2011, consist of the following:

	Receivable	Payable
	$	$
Securities failed-to-receive	-	8,158,946
Receivable from clearing organizations	210,165	-
	210,165	8,158,946

5. Related Party Transactions

The amounts receivable from and payable to related parties are unsecured, non-interest bearing, have no fixed terms of payment and are as follows as of October 31, 2011:

	$
Ultimate parent company	
Payable to related parties	289,535
NBFI	
Receivable from a related party	15,528,016
Payable to broker-dealers	8,001,426
NBCFI	
Payable to related parties	3,189,935

(In U.S. Dollars)

6. Income Taxes

Deferred income taxes are recognized for the tax consequences, in future years, of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when it is necessary to reduce deferred tax assets to the amount expected to be realized.

As of October 31, 2011, the Company has recorded $90,127 of net deferred tax assets. The major deferred income tax asset and liability items are as follows:

	$
Deferred income tax assets	
Accrued compensation	**116,142**
Other	**(1,557)**
	114,585
Deferred income tax liabilities	
Commission revenue	**(24,458)**
Net deferred income tax asset	**90,127**

No valuation allowance is required as of October 31, 2011, as management believes it is more likely than not that the deferred income tax asset is realizable.

The Company implemented ASC 740, *Income Taxes* (which incorporates former FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an Interpretation of FASB Statement No. 109) ("FIN 48"). FIN 48 provides specific guidance on the recognition, de-recognition, measurement and disclosure of income tax positions in financial statements, including the accrual of related interest and penalties. Under FIN 48, income tax benefits are recognized and measured based on a two-step model: (i) a tax position must be more-likely-than-not of being sustained, where "more-likely-than-not" means a likelihood of more than 50%, and (ii) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit ("UTB").

As of October 31, 2011, the balance of the Company's UTBs was nil, which is unchanged from October 31, 2010. It is difficult to project how UTBs will change over the next year.

The Company is subject to income taxes in Canada at the federal level and in certain provincial jurisdictions. As of October 31, 2011, the Company had income taxes receivable of $196,265 from the federal and certain provincial tax authorities.

(In U.S. Dollars)

7. Capital Stock

Authorized capital stock:
100,000,000 0.5 of 1% per month non-cumulative, non-voting and non-participating, Class A preferred shares having a par value of CDN$100 per share, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class A shares, plus the dividends declared and unpaid

100,000,000 0.6 of 1% per month non-cumulative, non-voting and non-participating, Class B preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class B shares, plus the dividends declared and unpaid

100,000,000 0.7 of 1% per month non-cumulative, non-voting and non-participating, Class C preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class C shares, plus the dividends declared and unpaid

100,000,000 0.55 of 1% per month cumulative, non-voting and non-participating, Class D preferred shares having a par value of CDN$100 per share, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class D shares, plus the dividends declared and unpaid

100,000,000 0.57 of 1% per month cumulative, non-voting and non-participating, Class E preferred shares without nominal or par value, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class E shares, plus the dividends declared and unpaid

100,000,000 common shares without nominal or par value

	$
Issued and outstanding	
Preferred capital stock	
10 Class A preferred shares	**634**
1,000 Class B preferred shares	**12,405,823**
	12,406,457
Common capital stock	
25,010,000 common shares	**160,464**
	12,566,921

The 10 Class A preferred shares issued and outstanding are retractable at a value of US$15,315,791 (CDN$15,265,249). The 1,000 Class B preferred shares issued and outstanding are retractable at a value of US$19,510,512 (CDN$19,446,127).

(In U.S. Dollars)

8. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934,* which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as the FINRA, including censures, fines, suspension, or expulsion. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined, equal to $250,000.

As of October 31, 2011, the Company had net capital, as defined, of $12,242,562, which was $11,992,562 in excess of its minimum net capital of $250,000.

9. Subsequent Events

In preparing the accompanying statement of financial condition, management has reviewed events that have occurred after October 31, 2011, through the date of issuance of this statement of financial condition on December 22, 2011. During this period, the Company did not have any material events that are required to be disclosed in the statement of financial condition.

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5
(NONCLEARING BROKER AND DEALER)

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 (NONCLEARING BROKER AND DEALER)

NBF Securities (USA) Corp.

In planning and performing our audit of the statement of financial condition of NBF Securities (USA) Corp. (the "Company") as of and for the year ended October 31, 2011 (on which we issued our report dated December 22, 2011 and such report expressed an unqualified opinion on this financial statement), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of these to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's statement of financial condition will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934*, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



December 22, 2011

[1] Chartered accountant auditor permit No. 8845

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the stockholders of
NBF Securities (USA) Corp.

In accordance with Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934*, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2011, which were agreed to by NBF Securities (USA) Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC solely to assist you and the other specified parties in NBF Securities (USA) Corp.'s compliance with the applicable instructions of the Form SIPC-7. NBF Securities (USA) Corp.'s management is responsible for the NBF Securities (USA) Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended October 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.


[1]

December 22, 2011

[1] Chartered accountant auditor permit No. 8845

NBF SECURITIES (USA) CORP.

General Assessment Reconciliation of the Securities Investor Protection Corporation (Form SIPC-7)

Year Ended October 31, 2011
(In U.S. Dollars)

	$
Total revenue	**11,098,940**
Deductions:	
Commissions paid to other SIPC members in connection with securities transactions	**3,384,495**
Other revenue not related either directly or indirectly to the securities business:	
Foreign exchange gain	**1,104,863**
	4,489,358
SIPC net operating revenues	**6,609,582**
General assessment at 0.0025%	**16,524**
Less	
Payment made in May 2011	**9,261**
Assessment balance due with Form SIPC-7	**7,263**